Exhibit 99.1

QTREX Secures Purchase Order from a U.S.-based Fortune 500 company for an AME System and Related Materials

Nes Ziona, Israel, June 1, 2026 – QTREX Quantum Ltd. (Nasdaq: QTEX) (“QTREX” or the “Company”) a company focused on advancing Additively Manufactured Electronics (“AME”) for quantum computing infrastructure, today announced that it received a purchase order from a Fortune 500 multinational company for an AME system and related materials. The customer is headquartered in the United States, and the AME system will be delivered to one of the customer’s sites outside the United States.

QTREX’s AME system is designed to provide the customer a unique capability that cannot be achieved through conventional technologies: the ability to create intricate structures with advanced materials and customized architectures in a single workflow. This capability is designed to enable higher complexity and a path toward applications where traditional manufacturing reaches its physical limits.

The order expands QTREX’s commercial AME footprint with a global enterprise customer and reinforces the Company’s position as an advanced AME platform for demanding technology environments and is expected to contribute to the Company’s upcoming financial results, further strengthening QTREX’s growing AME commercial activity.

“Conventional manufacturing is reaching its limits in advanced electronics,” said Dagi Ben-Noon, CEO of QTREX. “Our AME platform provides capabilities that conventional technologies simply cannot replicate, and that advantage is most visible in quantum connectivity, where the density, materials integration and design freedom required for scale cannot be achieved any other way. Together with our recently announced orders, we are establishing a commercial revenue base that already exceeds the most recently reported annual revenues of certain publicly traded quantum computing companies.”

The Company is actively engaging with additional prospective tier-1 customers and expects to provide further updates as its AME commercial pipeline and quantum infrastructure programs continue to advance.

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. The Company also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business. For more information, please visit: www.q-trex.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the benefits of its AME products, that the order expands its commercial AME footprint and reinforces its position as an advanced AME platform for demanding technology environments and further strengthening its growing AME commercial activity and that it is expected to contribute to the Company’s upcoming financial results, that its AME platform provides capabilities it believes conventional technologies simply cannot replicate, that advantage in its AME platform is most visible in quantum connectivity, that it is establishing a revenue base, that it is engaging with additional prospective tier-1 customers and that it expects to provide further updates as its AME commercial pipeline and quantum infrastructure programs continue to advance. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
QTREX Quantum
Email: info@q-trex.com
Phone: +972-9-9664485